December 16, 2005

Mr. David Lawrence
Chief Financial Officer
Acorda Therapeutics, Inc.
15 Skyline Drive
Hawthorne, NY 10532

Re:	Acorda Therapeutics, Inc.
	Form S-1
	File No. 333-128827

Dear. Mr. Lawrence:

	In your letter dated November 28, 2005, which you provided in response to staff comments on your Form S-1, you indicate that Acorda
Therapeutics, Inc. acquired the U.S. sales, marketing and distribution rights to Zanaflex Capsules and Zanaflex tablets (the "Acquired Product Lines") from Elan Pharmaceuticals, Inc. in July 2004. In telephone conferences with me on December 8 and 9, 2005 you clarified that after consideration of observations made by the staff, you now believe that the Acquired Product Line represents a business as that term is defined in Rule 11-01(d) of Regulation S-X. You indicate that the highest level of significance of the Acquired Product Line under
Rule 3-05 of Regulation S-X is 47%. As a result, you believe that two years of audited financial statements are required to satisfy the requirements of Rule 3-05 of Regulation S-X. You represent that the
Acquired Product Line is not a stand-alone entity. You also note that no separate, audited financial statements of the Acquired Product Line have ever been prepared and that Elan Pharmaceuticals, Inc. has not maintained the distinct and separate accounts necessary to present the
Acquired Product Line`s full financial statements.

	You request that we accept in satisfaction of Rule 3-05 of Regulation S-X audited statements of revenue and direct expenses of the Acquired Product Line for the year ended December 31, 2003 and for the period from January 1, 2004 through the acquisition date in July
2004. In our telephone conferences on December 8 and 9, 2005, you clarified that the historical statement of revenues and direct expenses will include all revenues relating to the Acquired Product
Line and all expenses directly associated with producing the revenues reflected in the statement. You noted that Zanaflex Capsules did not generate revenues during the historical pre-acquisition periods noted above and that the only direct expenses incurred related to Zanaflex
Capsules during these historical periods were research and development expenses. You confirmed that these research and development expenses will be included in the Acquired Product Line historical statements of revenues and direct expenses.

	We will not object to your presenting the financial statements outlined above in satisfaction of Rule 3-05 of Regulation S-X. In addition, to the historical financial statements described above, you should include an explanation of the impracticability of preparing the full financial statements required by Regulation S-X.

	Include in the historical statement of revenues and direct expenses all revenues relating to the Acquired Product Line and all related costs of sales and other selling, general and administrative, distribution, marketing, and research and development costs directly associated with producing the revenues reflected in the statement. We will not object to the exclusion of costs that are not directly related to the Acquired Product Line such as corporate overhead, interest and taxes provided that you include footnotes to the statements indicating the basis of presentation and the nature of the omitted expenses. To the extent practicable, provide information related to the operating, investing and financing cash flows of the
Acquired Product Line in the notes to the financial statements or in unaudited supplemental disclosure.

	We note on page 7 of your October 26, 2005 letter, which you attached as Exhibit A to your November 28, 2005 letter, your reference to "excess product" that will have to be returned by June 2006.
You
should ensure that the revenues reflected in the Acquired Product Line historical statements of revenues and direct expenses do not include amounts related to inventory sale transactions for which the risks and rewards of the inventory had not passed from Elan Pharmaceuticals, Inc. to its customer during the reporting period.

	You are required to provide a pro forma balance sheet and a pro forma statement of operations in the Form 8-K which reflects your acquisition of the Acquired Product Line. We will waive the requirement to provide a pro forma statement of operations if the use of forward-looking information is necessary to meaningfully present the effects of the acquisition. If you provide a pro forma statement of operations, limit it to information that is reliably determinable and do not include forward-looking information. Also, disclose how the pro forma statement of operations is not indicative of your operations going forward because it necessarily excludes various operating expenses.

	We encourage you to include forward-looking information regarding the revenues and expenses of the Acquired Product Line as reorganized under your corporate structure and management. If furnished, clearly identify it as forward-looking rather than pro forma. If the forward-looking information provided is not in the form of a comprehensive forecast of revenue and net earnings, disclose how revenue and operating efficiencies may vary given the assumptions underlying the forward-looking information that you do provide.

      	The conclusions reached in this letter are based solely on the information included in your letter and in my telephone conferences with you. New or different facts could warrant a different conclusion. We note that you cite your conclusion that the
Acquired Product Line is not a business under EITF 98-3. Please note that we have not, as part of our consideration of your reporting request noted above, evaluated your EITF 98-3 conclusion. If you have any question concerning this letter, please call me at 202.551.3516.

      Sincerely,



      Todd E. Hardiman
      Associate Chief Accountant

Mr. David Lawrence
Chief Financial Officer
Acorda Therapeutics, Inc.
December 16, 2005
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